1933 ACT FILE NO.:  333-205987
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1638624

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1517

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on October 6, 2015 at 10:00 a.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

NEW JERSEY MUNICIPAL CLOSED-END PORTFOLIO, SERIES 2015-2

(ADVISORS DISCIPLINED TRUST 1517)




                       A portfolio of shares of closed-end
                    funds that invest primarily in municipal
                        bonds seeking income exempt from
                       federal and New Jersey income taxes
                      for New Jersey residents with capital
                             appreciation potential


                        An investment can be made in the
                       funds directly.  Direct investments
                     would not be subject to the trust sales
                      fee, expenses or organization costs.




                                   PROSPECTUS

                                OCTOBER 6, 2015









        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

------------------
INVESTMENT SUMMARY
------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide interest income exempt from federal and New Jersey income taxes for New Jersey residents with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide income exempt from federal and New Jersey income taxes with capital appreciation potential by investing in a portfolio primarily consisting of common stock of closed-end investment companies (known as "closed-end funds") that invest primarily in municipal bonds issued primarily by New Jersey issuers.

  In selecting these closed-end funds, we<F1>* considered factors such as historical returns, income potential, potential future growth, portfolio diversification and advisor experience. We use a disciplined investment methodology to select the funds for inclusion in the trust. We begin by constructing a universe of funds that have a stated investment objective in line with the trust's investment objective and that the fund advisor appears to be adhering to. From this universe we select the final securities by utilizing a multi-factor approach based on the following factors:

* Premium/Discount--We favor funds that are trading at a discount relative to their peers and relative to their historic average.

* Dividend--We favor funds that have a history of a consistent and competitive dividend and that appear to possess the ability to keep the dividend level intact.

* Performance--We favor funds that have an above average history of performance based on net asset value when compared to their peers and a relevant benchmark.

  Approximately 74.95% of the portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in New Jersey municipal bonds. The closed-end funds invest primarily in municipal bonds that pay interest that is exempt from regular federal and New Jersey income tax, however, income from these bonds may be subject to the alternative minimum tax and a portion of the income could be derived from non-New Jersey bonds and be taxable to New Jersey residents.

  Units are available for sale only in Connecticut, Florida, New Jersey, New York and Pennsylvania.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE VALUE OF THE SECURITIES IN THE CLOSED-END FUNDS WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* A BOND ISSUER MAY BE UNABLE TO MAKE INTEREST AND/OR PRINCIPAL PAYMENTS IN THE FUTURE. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF A BOND ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as the manager's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in other funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* THE CLOSED-END FUNDS INVEST IN NEW JERSEY MUNICIPAL BONDS. Municipal bonds are debt obligations issued by state and local governments or by their political subdivisions or authorities. States, local governments and municipalities issue municipal bonds to raise money for various public purposes such as building public facilities, refinancing outstanding obligations and financing general operating expenses. These bonds include general obligation bonds, which are backed by the full faith and credit of the issuer and may be repaid from any revenue source, and revenue bonds, which may be repaid only from the revenue of a specific facility or source. Because the funds held in the trust are concentrated in bonds of issuers located in New Jersey, there may be more risk than if the bonds were issued by issuers located in several states.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the closed-end funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.


--------------------
<F1>*  "AAM", "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in managed funds that invest primarily in New Jersey municipal bonds.

  * the potential to receive monthly distributions of federal and New Jersey tax-exempt income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in closed-end funds that invest primarily in New Jersey municipal bonds.

  *  seek capital appreciation as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                               October 6, 2015
          TERMINATION DATE                             October 5, 2017

          ESTIMATED NET ANNUAL DISTRIBUTIONS
          First year*                                 $0.5624 per unit
          Second year*                                $0.5513 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00773G265
            Reinvest distributions                           00773G273
          Fee Based Accounts
            Cash distributions                               00773G281
            Reinvest distributions                           00773G299

          TICKER SYMBOL                                         NJCEGX

          MINIMUM INVESTMENT                          $1,000/100 units

          ------------------------------------------------------------

*As of October 5, 2015 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   1.00%           $10.00
Deferred sales fee                  2.45             24.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   3.95%           $39.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.13%            $1.24
Supervisory, evaluation
  and administration fees           0.10              1.00
Closed-end fund expenses            1.70             16.25
                                   -------         -------
Total                               1.93%           $18.49
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 3.95% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.245 per unit and is paid in three installments with the first installment commencing on April 20, 2016, the second installment on May 20, 2016 and the final installment on January 20, 2017. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be six months). The trust will indirectly bear the management and operating expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year                           $618
          2 years (life of trust)          $808

  These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment.


                                                        Investment Summary     3

NEW JERSEY MUNICIPAL CLOSED-END PORTFOLIO, SERIES 2015-2
(ADVISORS DISCIPLINED TRUST 1517)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 6, 2015

                                                                                  PERCENTAGE OF          MARKET           COST OF
  NUMBER     TICKER                                                             AGGREGATE OFFERING      VALUE PER       SECURITIES
OF SHARES    SYMBOL                    ISSUER(1)                                       PRICE             SHARE(1)       TO TRUST(2)
-----------------------------------------------------------------------------------------------------------------------------------

CLOSED-END FUNDS -- 100.00%

   2,195      MUJ      BlackRock MuniHoldings New Jersey Quality Fund, Inc.            19.90%            $13.56           $29,764
   1,527      MYJ      BlackRock MuniYield New Jersey Fund, Inc.                       15.01              14.70            22,447
     626      BLJ      BlackRock New Jersey Municipal Bond Trust                        6.05              14.45             9,046
   1,570      BNJ      BlackRock New Jersey Municipal Income Trust                     15.01              14.30            22,451
     684      EMJ      Eaton Vance New Jersey Municipal Bond Fund                       6.00              13.11             8,967
   1,615      EVJ      Eaton Vance New Jersey Municipal Income Trust                   12.98              12.02            19,412
   2,326      NXJ      Nuveen New Jersey Dividend Advantage Municipal Fund             20.05              12.89            29,982
     528      NJV      Nuveen New Jersey Municipal Value Fund                           5.00              14.16             7,477

                                                                                     ---------                          ----------
                                                                                      100.00%                            $149,546
                                                                                     =========                          ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $149,546 and $0, respectively.




4     Investment Summary

-----------------------------
UNDERSTANDING YOUR INVESTMENT
-----------------------------


                                HOW TO BUY UNITS

  You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the "offer price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under "Portfolio" in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.


                                             Understanding Your Investment     5

The value of your units will decline when the trust pays these costs.

  TRANSACTIONAL SALES FEE. You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and equals 3.45% of the public offering price per unit based on a $10 public offering price per unit. This percentage amount of the transactional sales fee is based on the unit price on the trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Expenses."

  The maximum sales fee equals 3.95% of the public offering price per unit at the time of purchase. You pay the initial sales fee at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 3.95% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be approximately 1.00% of the public offering price per unit depending on the public offering price per unit. The deferred sales fee is fixed at $0.245 per unit. Your trust pays the deferred sales fee in equal monthly installments as described on page 3. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 3.95% of the public offering price and does not include deferred payments.

  MINIMUM PURCHASE. The minimum amount you can purchase of the trust appears on page 3 under "Essential Information", but such amounts may vary depending on your selling firm.

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Large Purchases. You can reduce your sales fee by increasing the size of your investment:

      IF YOU PURCHASE:        YOUR FEE WILL BE:
     ------------------------------------------

     Less than $50,000             3.95%
     $50,000 - $99,999             3.70
     $100,000 - $249,999           3.45
     $250,000 - $499,999           3.10
     $500,000 - $999,999           2.95
     $1,000,000 or more            2.45

  We apply these fees as a percent of the public offering price per unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirements that only whole units be issued.


6     Understanding Your Investment

  You aggregate initial offering period unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker-dealer to qualify for a purchase level. If you purchase initial offering period units that qualify for the fee account or rollover/exchange discount described below and also purchase additional initial offering period units on a single day from the same broker-dealer that do not qualify for the fee account or rollover/exchange discount, you aggregate all initial offering period units purchased for purposes of determining the applicable breakpoint level in the table above on the additional units, but such additional units will not qualify for the fee account or rollover/exchange discount described below. Secondary market unit purchases are not aggregated with initial offering period unit purchases for purposes of determining the applicable breakpoint level. You can also include these orders as your own for purposes of this aggregation:

  * orders submitted by your spouse or children (including step-children) under 21 years of age living in the same household and

  *  orders submitted by your trust estate or fiduciary accounts.

  The discounts described above apply only to initial offering period purchases.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases


                                             Understanding Your Investment     7
made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that allow such persons to participate in this employee discount program are eligible for the discount.

  Rollover/Exchange Option. We waive a portion of the sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any unit investment trusts (regardless of sponsor). The discounted public offering price per unit for these transactions is equal to the regular public offering price per unit less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in units of the trust, the maximum sales fee on your units will be limited to the maximum sales fee for the applicable amount invested in the table under "Large Purchases" above. To qualify for this discount, the termination or redemption proceeds used to purchase units of the trust offered in this prospectus must be derived from a transaction that occurred within 30 calendar days of your purchase of units of the trust offered in this prospectus. In addition, the discount will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for this sales fee discount.

  Please note that if you purchase units of the trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales fee at redemption, you should be aware that any deferred sales fee remaining on these units will be deducted from those redemption proceeds. These discounts apply only to initial offering period purchases.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of the trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee and creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at


8     Understanding Your Investment

WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units.
Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is received after that time or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.


                                             Understanding Your Investment     9

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  EXCHANGE OPTION. You may be able to exchange your units for units of our unit trusts at a reduced sales fee. You can contact your financial professional for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time upon sixty days notice.

                                  DISTRIBUTIONS

  MONTHLY DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date, provided that the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates are shown under "Essential Information" in the "Investment Summary" section of this prospectus. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

  The closed-end funds in the trust's portfolio make dividend payments at various times during the year. When the trust receives dividends from a fund, the trustee credits the dividends to the trust's accounts. Because the trust does not necessarily receive dividends from the underlying funds at a constant rate throughout the year, the trust's income distributions to unitholders will fluctuate from month to month.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions are shown under "Essential Information" in the "Investment Summary" section of this prospectus. We generally base the estimate of the dividends the trust will receive from the closed-end funds by annualizing the most recent dividends declared by the closed-end funds. Due to various factors, actual dividends received from the closed-end funds will most likely differ from their most recent annualized dividends. The actual net annual distributions you will receive will vary with changes in the trust's fees and expenses, in dividends received and with the sale of securities. The estimated net annual distributions for subsequent years are expected to be less than estimated distributions for the first year because a portion of the securities included in the trust portfolio will be sold during the first year to pay for organization costs, creation and development fee and a portion of the deferred sales fee.

  REPORTS. The trustee or your financial professional will make available to you a statement


10     Understanding Your Investment
showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK is the risk that the value of bonds held by a closed-end fund will fall if interest rates increase. The securities held by the closed-end funds typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by the closed-end funds with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

  CREDIT RISK is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a closed-end fund.

  CLOSED-END FUNDS. Your portfolio invests in shares of closed-end investment companies. You should understand the section titled "Closed-End Funds" before you invest.

  MUNICIPAL BOND RISKS. Each of the closed-end funds held by the trust invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a closed-end fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

  Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for


                                            Understanding Your Investment     11
other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a closed-end fund and would therefore impact the price of both the fund shares and the trust units.

  The funds invest primarily in municipal bonds that pay interest that is exempt from regular federal income tax. Income from these bonds may be subject to the federal alternative minimum tax.

  NEW JERSEY RISKS. Because the trust invests in funds that invest primarily in New Jersey municipal securities, the trust is more susceptible to political, economic, regulatory, environmental or other factors affecting New Jersey municipal securities than an investment which does not limit its investments to such issuers. The financial condition of the state of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the state and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the state and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

  The economic vitality of the state and its various regions and, therefore, the ability of the state and its local governments to satisfy the bonds, are affected by numerous factors. The state's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The state has a relatively high wage labor market that has resulted in the state's business sector becoming more vulnerable to competitive pressures. The state is a party to numerous lawsuits in which an adverse final decision could materially affect the state's governmental operations and consequently the ability to pay debt service on debt obligations.

  All outstanding general obligation bonds of the state are currently rated "A" by Standard and Poor's and "A2" by Moody's. Further information concerning New Jersey risk factors may be obtained upon request to the sponsor as described in "Additional Information."

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  SELECTION RISK. Selection risk is the risk that the securities selected for inclusion by the trust or by a fund's management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less money than other comparable investments.

  FIXED INCOME SECURITIES. Certain funds held by the trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

  NON-DIVERSIFICATION RISK. Certain funds held by the trust may be classified as "non-diversified". Such funds may be more exposed to the risks associated with and developments affecting an


12     Understanding Your Investment
individual issuer, industry and/or asset class than a fund that invests more widely.

  INVESTMENT IN OTHER INVESTMENT COMPANIES. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when the trust acquires shares of investment companies shareholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies' expenses are subject to the risk of fluctuation including in response to fluctuation in a fund's assets. Accordingly, a fund's actual expenses may vary from what is indicated at the time of investment by the trust. There are certain regulatory limitations on the ability of the trust to hold other investment companies which may impact the trust's ability to invest certain funds, may impact the weighting of a fund in the trust's portfolio and may impact the trust's ability to issue additional units in the future.

  BOND QUALITY RISK is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond's rating.

  PREPAYMENT RISK. When interest rates fall, among other factors, the issuer of a security may prepay their obligations earlier than expected. Such amounts will result in early distributions to the fund and such funds may be unable to reinvest such amounts at the yields originally invested which could adversely impact the funds and the trust. Certain bonds held by the funds include call provisions which expose such funds and the trust to call risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, a fund holding such bond will receive principal but future interest distributions will fall. Such fund might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price paid for the bond and could be below the bond's par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

  EXTENSION RISK. When interest rates rise, among other factors, issues of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

  MARKET DISCOUNT. Certain funds held by the trust may invest in bonds whose current market values were below the principal value on the purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

  PREMIUM BONDS. Certain funds held by the trust may invest in bonds whose current market values were above the principal value on the purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the


                                            Understanding Your Investment     13
principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur at times when the bonds have a market value that represents a premium over par or, for original issue discount securities, a premium over the accreted value.

  HIGH YIELD OR "JUNK" SECURITIES. Certain funds held by the trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.
High yield or "junk" securities are the generic names for securities rated below "BBB" by Standard & Poor's or " by Moody's. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high-yield securities is smaller and less liquid than that for investment grade securities. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  FLOATING RATE INSTRUMENTS. Certain funds held by the trust may invest in floating rate securities. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing the trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

  DERIVATIVES RISK. Certain funds held by the trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and the trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which


14     Understanding Your Investment
can pose significant loss to a fund and the trust. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of "swap" and "security-based swap", increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds' use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund's ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

  SWAPS. Certain funds held by the trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

  REPURCHASE AGREEMENT RISK. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails


                                            Understanding Your Investment     15
to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

  MONEY MARKET SECURITIES. Certain funds held by the trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund's opportunity to achieve its investment objective.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by the trust or underlying funds. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                                CLOSED-END FUNDS

  Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

  Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

  Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

  Certain of the closed-end funds included in the trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

  Certain closed-end funds held by the trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a fund's shares and in the return on a fund's portfolio. Borrowing will cost a fund interest expense and


16     Understanding Your Investment
other fees. The costs of borrowing may reduce a fund's return. Borrowing may cause a fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

  Certain closed-end funds held by the trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a fund could lose money and there may be a delay in recovering the loaned securities. A fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

  Only the trustee may vote the shares of the closed-end funds held in the trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "How the Trust Works-- Changing Your Portfolio."

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created the trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Under normal circumstances, the trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in New Jersey municipal bonds. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  *  in limited circumstances to protect the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. However, if the trustee sells fund shares to redeem units or to pay trust expenses or sales charges, the trustee will do so, as nearly as practicable, on a pro rata basis. Your trust will generally reject any offer for securities or other property in exchange for the securities in its portfolio. If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by the trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction,


                                            Understanding Your Investment     17
unless the sponsor advises the trustee to keep such securities or property. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The trust will not participate in rights offerings of the closed-end funds.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT.   The sponsor and the trustee can change the
trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit


18     Understanding Your Investment
investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in the trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by the trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in the trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in the trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is as follows:

       TRANSACTION             CONCESSION OR
         AMOUNT:             AGENCY COMMISSION:
     ------------------------------------------

     Less than $50,000             3.10%
     $50,000 - $99,999             2.85
     $100,000 - $249,999           2.60
     $250,000 - $499,999           2.30
     $500,000 - $999,999           2.20
     $1,000,000 or more            1.75

  We apply these concessions or agency commissions as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase units of the trust, the distribution fee is 2.15% of the public


                                            Understanding Your Investment     19
offering price per unit. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in a Fee Account subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trust offered in this prospectus is a Volume Concession A trust. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.
The additional concession is based on total initial offering period sales of all Volume Concession A trusts during a calendar quarter as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          DURING CALENDAR QUARTER                   CONCESSION
     ---------------------------------------------------------

     Less than $10,000,000                            0.000%
     $10,000,000 but less than $25,000,000            0.050
     $25,000,000 but less than $50,000,000            0.100
     $50,000,000 but less than $75,000,000            0.110
     $75,000,000 but less than $100,000,000           0.120
     $100,000,000 but less than $250,000,000          0.125
     $250,000,000 but less than $500,000,000          0.135
     $500,000,000 or more                             0.150

  This volume concession will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation for calendar quarter sales, the trust's prospectus must include disclosure related to this additional Volume Concession A compensation; a trust is not eligible for this additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to this additional Volume Concession A compensation. Broker-dealer firms will not receive additional compensation unless they sell at least $10.0 million of units of Volume Concession A trusts during a calendar quarter. For example, if a firm sells $9.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will not receive any additional compensation with respect to such trusts. Once a firm reaches a particular breakpoint during a quarter, the firm will receive the stated volume concession on all initial offering period sales of Volume Concession A trusts during the applicable quarter. For example, if a firm sells $12.5 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.05% of $12.5 million and if a firm sells $27.0 million of units of Volume Concession A trusts in the initial offering period during a calendar quarter, the firm will receive additional compensation of 0.100% of $27.0 million.

  In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions. We will pay these amounts out of our own assets within a reasonable time following each calendar quarter.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.


20     Understanding Your Investment

  We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the "Notes to Portfolio."

                                      TAXES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice and opinion of counsel to the trust. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.


                                            Understanding Your Investment     21

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  ASSETS OF THE TRUST. The trust is expected to hold shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

  It is possible that the trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

  TRUST STATUS. If the trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from the trust may also be subject to a 3.8 percent "medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from the RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

  If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year


22     Understanding Your Investment
and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DIVIDENDS FROM RIC SHARES. Some dividends on the RIC Shares may be reported by the RIC as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the RIC Shares will generally be taxable to you as ordinary income. If you hold a unit for six months or less or if your trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will generally be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received by the trust, because the dividends received deduction is generally not available for dividends from RICs.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

  EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of a new trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or


                                            Understanding Your Investment     23
all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  Because the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

  NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

                                NEW JERSEY TAXES

  Herold Law, P.A. has examined the income tax laws of the State of New Jersey to determine its applicability to New Jersey Municipal Closed-End Portfolio, Series 2015-2 ("New Jersey Series") and its unitholders.

  In connection therewith, Herold Law, P.A. has examined such documents as they have deemed pertinent. It is expected that the assets of the New Jersey Series will consist of shares in entities each of which is taxed as a regulated investment company for federal income tax purposes, and each of which is classified as a "Qualified Investment Fund" under the New Jersey Gross Income Tax. Such entities are referred to as "New Jersey RICs," and such shares are referred to as "New Jersey RIC Shares." It is possible that the New Jersey Series will consist of assets other than New Jersey RIC Shares, including assets that are treated differently for New Jersey tax purposes from those described above, in which case you will have New Jersey tax consequences different from or in addition to those described in this section.

  Neither the sponsor nor its counsel have independently examined the New
Jersey RIC Shares to be deposited in and held in the New Jersey Series. However, although no opinion is expressed with respect to the issuance of the New Jersey RIC Shares, in rendering the opinion expressed herein, it has been assumed that
(i) each New Jersey RIC qualifies as a regulated investment company for


24     Understanding Your Investment
federal income tax purposes, and (ii) each New Jersey RIC satisfies the reporting and definitional requirements of a Qualified Investment Fund under the New Jersey Gross Income Tax.

  Based upon the foregoing, if the New Jersey Series is at all times operated in accordance with its governing documents and certain requirements of New Jersey tax law are met, and upon an investigation of such matters of law as were considered to be applicable, Herold Law, P.A. is of the opinion that, under existing provisions of the law of the State of New Jersey as of the date hereof:

  1. The New Jersey Series will be recognized as a qualified investment fund under N.J.S.A. 54A:6-14.1 and not as an association taxable as a corporation. The New Jersey Series will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

  2. With respect to the non-corporate unitholders who are residents of New Jersey, the income of the New Jersey Series which is allocable to each such unitholder will be treated as the income of such unitholder under the New Jersey Gross Income Tax. Interest received by the New Jersey Series from the underlying New Jersey RICs which would be exempt from New Jersey Gross Income Tax if directly received by such unitholder will retain its status as tax-exempt interest when received by the New Jersey Series and distributed to such unitholder.

  3. A non-corporate unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey Series disposes of an interest in a New Jersey RIC (whether by redemption, sale or otherwise) or when the non-corporate unitholder redeems or sells units of the New Jersey Series. Any loss realized on such disposition may not be utilized to offset gains realized by such unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

  4. Units of the New Jersey Series may be taxable on the death of a unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

  5. If a unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the New Jersey RICs in the New Jersey Series which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey RICs by the New Jersey Series or on the disposition of its units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

  Any statements regarding tax matters made herein, including any attachments, cannot be relied upon by any person to avoid tax penalties and are not intended to be used or referred to in any marketing or promotional materials. To the extent this communication contains a tax statement or tax advice, Herold Law, P.A. does not and will not impose any limitation on disclosure of the tax treatment or tax structure of any transactions to which such tax statement or tax advice relates.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section of the "Investment Summary" in this prospectus shows the estimated amount of these expenses.


                                            Understanding Your Investment     25

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

  The trust will also indirectly bear the expenses of the underlying closed-end funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses under "Fees and Expenses" to illustrate the impact of these expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for the trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee. Herold Law, P.A. acts as special New Jersey tax counsel for the trust.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


26     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1517

We have audited the accompanying statement of financial condition, including the trust portfolio on page 4, of Advisors Disciplined Trust 1517, as of October 6, 2015, the initial date of deposit. The statement of financial condition is the responsibility of the trust's sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of October 6, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Disciplined Trust 1517 as of October 6, 2015, in conformity with accounting principles generally accepted in the United States of America.


Chicago, Illinois                  GRANT THORNTON LLP
October 6, 2015


ADVISORS DISCIPLINED TRUST 1517

STATEMENT OF FINANCIAL CONDITION AS OF OCTOBER 6, 2015
-----------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . . . . . . . . . . $  149,546
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  149,546
                                                                                                 ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $      574
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,701
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        755
                                                                                                 ----------
                                                                                                      5,030
                                                                                                 ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    151,060
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,514
    Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)  . .      5,030
                                                                                                 ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    144,516
                                                                                                 ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $  149,546
                                                                                                 ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,106
                                                                                                 ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $    9.567
                                                                                                 ==========


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $200,000) necessary for the purchase of securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $0.038 per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.
(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 3.95% of the public offering price per unit. The deferred sales fee is equal to $0.245 per unit and the creation and development fee is equal to $0.05 per unit.
(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.


                                            Understanding Your Investment     27

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     Investment Objective
of essential information     2     Principal Investment Strategy
about the portfolio          2     Principal Risks
                             3     Who Should Invest
                             3     Essential Information
                             3     Fees and Expenses
                             4     Portfolio

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to      5     How to Buy Units
help you understand          8     How to Sell Your Units
your investment             10     Distributions
                            11     Investment Risks
                            16     Closed-End Funds
                            17     How the Trust Works
                            21     Taxes
                            24     New Jersey Taxes
                            25     Expenses
                            26     Experts
                            26     Additional Information
                            27     Report of Independent Registered
                                   Public Accounting Firm
                            27     Statement of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468

ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1517
  Securities Act file number:  333-205987
  Investment Company Act file number:  811-21056





                              NEW JERSEY MUNICIPAL
                              CLOSED-END PORTFOLIO,
                                  SERIES 2015-2



                                   PROSPECTUS

                                OCTOBER 6, 2015














                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                         ADVISORS DISCIPLINED TRUST 1517

            NEW JERSEY MUNICIPAL CLOSED-END PORTFOLIO, SERIES 2015-2

                             INFORMATION SUPPLEMENT

      This Information Supplement provides additional information concerning each trust described in the prospectus for the Advisors Disciplined Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting the unit investment trust division of Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date of the prospectus.


                                    CONTENTS

          General Information                                   2
          Investment Objective and Policies                     3
          Closed-End Funds                                      5
          Risk Factors                                          5
          Administration of the Trust                          16
          Portfolio Transactions and Brokerage Allocation      25
          Purchase, Redemption and Pricing of Units            25
          Performance Information                              31

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on the trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in the trust and estimated interest distributions per unit will increase or decrease to the extent of any adjustment. Additional units of each trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay any associated brokerage fees.

     The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

     Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in a trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.
Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

     A trust consists of (a) the securities listed under "Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT OBJECTIVE AND POLICIES

     The New Jersey Municipal Closed-End Portfolio seeks interest income exempt from regular federal and New Jersey personal income taxes through investment in a portfolio primarily consisting of shares of closed-end investment companies which invest in New Jersey municipal bonds. Income distributions may be subject to state and local taxes and certain income distributions from the trust may be subject to the alternative minimum tax. The trust also seeks capital appreciation as a secondary objective. There is, of course, no guarantee that the trust will achieve its objective. The prospectus provides additional information regarding the trust's objective and investment strategy.

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any excess cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall generally reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

     The trustee may sell securities, designated by the supervisor, from a trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be equity securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in a trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder's investment.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

     In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

     To the best of the sponsor's knowledge, there is no litigation pending as of the trust's inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust's inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

CLOSED-END FUNDS

     Closed-end funds are actively managed investment companies that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

     Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the closed-end funds included in the trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

RISK FACTORS

     CLOSED-END FUNDS. The closed-end funds in the trust invest in bonds. As such, an investment in units of the trust should be made with an understanding of the risks of investing in both closed-end fund shares and bonds.

     Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by the trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by the trust are repurchased by a fund, the trust's position in that fund will be reduced and the cash will be distributed.

     The trust is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that the trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the units of the trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

     MUNICIPAL BONDS. The closed-end funds in the trust invest in certain types of bonds described below. Accordingly, an investment in the trust should be made with an understanding of the characteristics of and risks associated with such bonds.

     Certain of the bonds in a closed-end fund may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a closed-end fund, both within a particular classification and between classifications, depending on numerous factors.

     Certain of the bonds in a closed-end fund may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

     Certain of the bonds in a closed-end fund may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

     Certain of the bonds in a closed-end fund may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds in a closed-end fund to make payments of principal and/or interest on such bonds.

     Certain of the bonds in a closed-end fund may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain of the bonds in a closed-end fund may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain of the bonds in a closed-end fund may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain of the bonds in a closed-end fund may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

     Certain of the bonds in a closed-end fund may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

     Certain of the bonds in a closed-end fund may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     Certain of the bonds in a closed-end fund may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a closed-end fund may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     NEW JERSEY. Economic Outlook. In December 2014, the New Jersey unemployment rate fell to 6.2%, down a full percentage point from the year before and marking five straight years of annual private sector employment growth. The state's unemployment rate had peaked in December 2009 when it stood at 9.7%.

     Three New Jersey sectors improved at the end of 2014: real estate, autos, and energy. There was annual growth in sales of multi-family homes and commercial property. The U.S. Census reports that building permits in New Jersey grew by 15.9% in 2014. In the whole of 2014, new car sales grew by 4.5%, but the year finished with year-over-year December sales growing by 21.7%. Energy prices had fallen and motor fuel prices fell rapidly in the last quarter of 2014. Reduced expenses in this sector may lead to increased consumption in others.

     Revenues and Expenditures. During the 2013-14 fiscal year, state revenues, including transfers, totaled $57.5 billion or an increase of $0.7 billion when compared to the prior fiscal year. This increase in total revenues was primarily attributable to an overall increase in general taxes, primarily the state's gross income tax and sales and use tax resulting from a strengthening of the economy. General taxes totaled $28.8 billion and accounted for 50.2% of total state revenues for the 2013-14 fiscal year. The state's gross income tax totaled $12.3 billion, the sales and use tax totaled $8.8 billion, and the corporation business tax totaled $2.1 billion. The state's three major taxes comprised 80.6% of the total general taxes that were collected during the 2013-14 fiscal year. The state's economy showed a slight improvement, as indicated by the $0.5 billion increase in general taxes when compared to the 2013-14 fiscal year.

     Fiscal year 2013-14 expenses totaled $61.0 billion, for a decrease of $118.4 million in comparison to the prior fiscal year. State spending decreased by $1.6 billion in unemployment compensation and $358.0 million in transportation programs, which were offset by increases of $1.2 billion in physical and mental health and $565.9 million in community development and environmental management.

     New Jersey General Fund. The state's chief operating fund (the "New Jersey General Fund") is the fund into which all state revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund's ending balance totaled $3.3 billion of which $295.1 million represented unassigned fund balance for the 2013-14 fiscal year.

     On a budgetary basis, general revenues of $32.5 billion were $4.4 billion lower than the final budget for the 2013-14 fiscal year. The negative variance was primarily the result of unearned federal and other grant revenues of $2.0 billion, declines of $1.5 billion in other revenues, and $0.6 billion in taxes. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

     Total expenditures were $3.8 billion lower than original appropriations as set forth in the Fiscal Year 2014 Appropriations Act plus supplemental appropriations enacted during the 2013-14 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows the state to receive the maximum federal dollars that become available. During 2013-14 fiscal year, the state's appropriation of federal funds and other grants exceeded expenditures by $2.0 billion. These excess appropriations are available for use in future years. From a 2013-14 fiscal year program perspective, under-spending transpired in physical and mental health ($1.2 billion); government direction, management, and control ($685.6 million); community development and environmental management ($619.4 million); economic planning, development, and security ($603.7 million); public safety and criminal justice ($370.4 million); educational, cultural, and intellectual development ($139.2 million); special government services ($106.8 million); and transportation programs ($104.2 million).

     Net Assets. The primary government's assets and deferred outflows of resources totaled $39.6 billion as of the end of the 2013-14 fiscal year, an increase of $1.1 billion from the 2012-13 fiscal year. As of the end of the 2013-14 fiscal year, liabilities exceeded assets and deferred outflows of resources by $49.6 billion. The state's unrestricted net position, which represents net assets that have no statutory commitments and are available for discretionary use, totaled a negative $62.2 billion. The negative balance is primarily a result of underfunding the annual pension costs to the state's retirement systems and the State's recognition of other postemployment benefits. Financing activities that have contributed to the state's negative unrestricted net position amount include liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction, and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

     Changes in Net Assets. The state's 2013-14 fiscal year net position decreased by $3.5 billion. Approximately 450.2% of the state's total revenues came from general taxes, while 28.4% was derived from operating grants. Charges for services amounted to 18.7% of total revenues, while other items such as capital grants, interest earnings, and miscellaneous revenues accounted for the remainder. State expenses covered a range of services. The largest expense, 25.7%, was for educational, cultural, and intellectual development, which includes approximately $237.7 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction. Physical and mental health amounted to 21.2% of total expenses, while government direction, management and control amounted to 19.2%. Other major expenditures focused on economic planning, development, and security, public safety and criminal justice, and unemployment compensation. During the 2013-14 fiscal year, governmental activity expenses exceeded program revenues. This imbalance was mainly funded through $30.7 billion of general revenues (mostly taxes and transfers). The remaining $4.2 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, business-type activities reflected a net position increase of $614.4 million as the "Unemployment Compensation Fund's" available resources exceeded the need to pay claims.

     Debt Administration. The primary method for state financing of capital projects is through the sale of the general obligation bonds of the state.
These bonds are backed by the full faith and credit of the state tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. General obligation debt must be approved by voter referendum and is used primarily to finance various environmental projects, transportation infrastructure, and correctional and institutional construction. As of the end of fiscal year 2013-14, New Jersey's outstanding long-term obligations for governmental activities totaled $84.9 billion, a $5.2 billion increase over the 2012-13 fiscal year. Of the $5.2 billion increase, $4.8 billion was attributable to increases in the net pension obligation and net other postemployment benefits obligation. Long-term bonded obligations totaled $41.9 billion, while other long-term obligations totaled $43.0 billion. In addition, as of end of the 2013-14 fiscal year the state had $7.1 billion of legislatively authorized bonding capacity that has not yet been issued. The legislatively authorized but unissued debt decreased by $1.2 billion from the prior fiscal year.

     Ratings. As of October 5, 2015 all outstanding general obligation bonds of the State of New Jersey were rated "A" by Standard & Poor's Ratings Services and "A2" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     HIGH-YIELD SECURITIES. Certain of the bonds in a closed-end fund may be "high-yield, high-risk" debt obligations or "junk" obligations. The bonds entail additional risks, including increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in the trust may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     "High-yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high- yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of the trust will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of the trust may decline to a level that requires liquidation.

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in the trust, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

     The value of the shares of the closed-end funds reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the closed-end funds in the trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     Obligations that are rated lower than "BBB" by Standard & Poor's, or "Baa" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the trust and consider their ability to assume the risks involved before making an investment in the trust.

     DISCOUNT SECURITIES. Certain of the securities held by the closed-end funds in the trust may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any of the securities.

     PREMIUM SECURITIES. Certain of the securities held by the closed-end funds in the trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     DISTRIBUTION REINVESTMENT. Unitholders may reinvest distributions into additional units of their trust without a sales fee. Your trust will pay any deferred sales fee and creation and development fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee and creation and development fee, you will be credited the difference between your sales fee and the deferred sales fee and the creation and development fee at the time you buy your units. Accordingly, if you reinvest distributions into additional units of your trust, you will be credited the amount of any remaining deferred sales fee and creation and development fee on such units at the time of reinvestment.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (6) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the depositor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales fee and creation and development fee, if any;

          (8) the deductions for payment of the depositor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders;  and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     AMENDMENT AND TERMINATION. The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended. The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in a trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution. A unitholder who owns the minimum number of units described in the prospectus may request an in-kind distribution from the trustee instead of cash. The trustee will make an in-kind distribution through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in-kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in-kind distribution option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in-kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of the trust is Advisors Asset Management, Inc. acting through its unit investment trust division. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road,

Monument, Colorado 80132. You can contact the unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

     EXPENSES OF THE TRUST. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

     The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

     The supervisor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For evaluation of the securities in a trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     For providing bookkeeping and administrative services to a trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

     The trustee's fee, sponsor's fee for providing bookkeeping and administrative services to the trust, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

     The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. A trust may pay the costs of updating its registration statement each year.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

PURCHASE, REDEMPTION AND PRICING OF UNITS

     PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

     As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

     Had units of a trust been available for sale at the close of business on the business day before the inception date of the trust, the public offering price would have been as shown under "Essential Information" in the prospectus. The public offering price per unit of a trust on the date of the prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of a trust's portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. The portfolio securities are valued by the evaluator as follows: If the security is listed on a national securities exchange, the evaluation will generally be based on the last sale price on the exchange (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange, the evaluation will generally be made by the evaluator in good faith based on an appraisal of the fair value of the securities using recognized pricing methods.

     The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust's inception date of the securities, effective for all sales made during the preceding 24-hour period.

     Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor's business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     PUBLIC DISTRIBUTION OF UNITS. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

     We currently provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     PROFITS OF SPONSOR. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of such trusts stated in the prospectus and will pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to a trust. The sponsor may also realize profits or losses with respect to securities deposited in a trust which were acquired from underwriting syndicates of which the sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in a trust.

     MARKET FOR UNITS. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office. Unitholders must sign the request exactly as their names appear on the records of the trustee. Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request a distribution in kind (a "Distribution In Kind") from the trustee in lieu of cash redemption of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder meets the requirements stated in the prospectus and the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

     The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in-kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

     The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     COMPUTATION OF REDEMPTION PRICE. The redemption price for units of each trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A. Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B. Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C. Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

     RETIREMENT PLANS. A trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

     OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

PERFORMANCE INFORMATION

     Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust, Series 13 (File No. 333-116816) as filed on
       August 5, 2004.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to the federal income and New York tax status of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trust.

3.4 Opinion of counsel as to the New Jersey tax status of securities being registered.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485 (File No. 333-203629) as filed on
       May 15, 2015.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 1517, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803,
814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891,
897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000,
1006, 1015, 1049,  1102, 1146, 1198, 1258, 1309, 1341 and 1516 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1517 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on October 6, 2015.


                                ADVISORS DISCIPLINED TRUST 1517

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 6, 2015 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

R. Scott Roberg            Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Andrew Williams            Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.